Westport Financial Services, L.L.C.
(A Wholly Owned Subsidiary of Willis Towers Watson Public Limited Co.)

Statement of Financial Condition
December 31, 2016

Westport Financial Services, L.L.C.

Contents

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Westport Financial Services, LLC.

We have audited the accompanying statement of financial condition of Westport Financial Services, L.L.C. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Westport Financial Services, L.L.C. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, management of the Company intends to merge it with another affiliated broker-dealer. Management has not yet determined which entity will be the surviving entity. Our opinion is not modified with respect to this matter.

WithumSmith+Brown, PC

February 24, 2017

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$1,463,364
Receivable from Parent	161,427
Prepaid expenses	17,687
TOTAL ASSETS	**$1,642,478**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$ 10,776
Intercompany payable	22,151
Deferred compensation liability	30,021
TOTAL LIABILITIES	62,948
MEMBER'S EQUITY	1,579,530
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,642,478**

The accompanying notes are an integral part of these financial statements.

1.	**Organization**	Westport Financial Services, L.L.C. (the "Company") is wholly owned by Westport HRH, L.L.C., which is owned by Willis North America Inc. (together the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.

Merger with Affiliate

Management of the Company intends to merge the Company with another affiliated broker-dealer. The Company's management is currently going through the due diligence process to determine which entity will be the surviving entity, however, no determination has been made as of the date of the issuance of the financial statements. The merger is subject to board approval by the Company's ultimate Parent.

2. **Significant Accounting Policies**

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash

The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts. The amount at December 31, 2016 in excess of this limit was $1,213,364.

Commission Income and Commission Expense

The Company receives commission income from insurance carriers based on the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds by its representatives. As premiums are billed and collected directly by the insurance carrier, the Company recognizes commission income when received from the insurance carrier. The Company's representatives, which include employees of the Parent and independent contractors, are paid a commission up to 90% of most commission income. In a few cases, the Company receives commissions which are passed through and 100% paid to independent contractors. Accordingly, the Company records commission expense when commission income is recognized.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2016

Income Taxes

The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes. This allocation results in a distribution to the Parent in lieu of reporting the tax in the Company's financial statements using the separate return basis method. This allocation method has not changed since the prior year. The Parent allocated a tax expense of $59,355 for the year ended December 31, 2016 and as of December 31, 2016, the Parent allocated a tax credit of $166. The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company therefore does not recognize the allocated tax expense from the Parent.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2016

3. Related-Party Transactions

Allocated expenses

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $135,495 of allocated management and administration expense for the year ended December 31, 2016. At December 31, 2016, the Company recorded a receivable of $161,427 and a payable of $22,151 to the Parent for allocated management and accounting services paid in advance. Income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). The Company made a distribution to the Parent of $59,355 on January 30, 2017.

Deferred Compensation Plan

The Parent maintains a deferred compensation plan (the "Plan") for the benefit of employees. The Plan is funded at the discretion of employees, as defined in the Plan. The Company accrues amounts due to its employees under the Plan. As of December 31, 2016 the liability was $30,021. The offsetting assets are recorded as a receivable due from the Parent.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company.

4. Concentrations

For the year ended December 31, 2016, the Company had commission income from the product of one insurance carrier that accounted for approximately 75% of total commission income. In addition, for the year ended December 31, 2016, approximately 99% of total commission income, and 99% of total commission expenses, was generated through one third party representative's book of business.

5. **Net Capital Requirement** The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital as defined under such provisions. At December 31, 2016, the Company had net capital of $1,400,416 which was $1,395,416 in excess of its minimum net capital requirement of $5,000.